FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2013
Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

July 25, 2013	By:	/s/ Antonio García-Mon
Name: Antonio García-Mon
Title: Secretary of the Board of Directors

PRISA

Half year Results
1H 2013

July 25th, 2013

PRISA REACHED AN EBITDA OF 132.90 MILLION EUROS IN THE FIRST HALF OF 2013

Grow in revenues from Latam in Education and Radio and in the Pay TV business in Spain due to the new football exploitation model. Strong efforts in cost control. Fall in advertising in Spain and Portugal.

Latam represents 27.2% of the Group's revenues and 68.9% of the Group's EBITDA

- **In the second quarter standalone, there is a lower fall in advertising revenues in Spain**, (-9.6% compared to -15.7% in the first quarter of the year). **In Press**, advertising revenues fall by 18.4% (-16.3% in the 2Q). **In Radio in Spain** they fall by 17.1% (-12.3% in 2Q), while in Latam they grow by 6.0% (+8.6% at constant currency).

- **Digital advertising revenues grow by 6.2% compared to a market fall of 4.1%.** We highlight Press (+7.4%) where they accounted for 24% of total advertising revenues for this division. As of June 2013, total number of unique browsers of the Group's web pages reached 80.3 million (+13%) where there is to highlight the growth in Elpais.com (+20%) and As.com (+14%).

- **Santillana increases its revenues by 4.5% in the first half of the year** (+10.1% at constant currency)**. Santillana's EBITDA falls by 13.0%** (-8.4% at constant currency) on the back of the investment effort undertaken in Digital Education Systems.

- **The Pay TV business** increases its revenues by 18.3% but its recurring EBITDA falls by 62.0%, mainly due to the new football rights exploitation model.
  Satellite subscribers ARPU stood at 43.0 Euros on average (+0.95 Euros compared to 1H 2012). **YOMVI subscribers reach a penetration of 16.8%** of Satellite subscribers (compared to 8% at June 2012), with **1.88 million monthly downloads** (0.83 million as of June 2012).

- **Latam revenues increase by 3.3%** (+9.2% adjusted by FX impact).

- **The company continued during the first half of the year with a strong cost control effort.** Total expenses excluding amortization and provisions, and adjusted by redundancies and the impact of the new agreement on football rights fall by 3.8% (Spain -9.4% and international +6.4%). **There is to highlight the reduction of 5.7% in staff costs** (Spain -8.2% and International -1.2%)

- **Net financial debt** stood at 3,102.98 million Euros.

- After several months of negotiations with the Group's main lender banks, last June 14th the Group presented a **refinancy proposal** to the rest or its creditor entities. This proposal already **counts with the support of banks representing 72.9% of total debt**, and includes an additional **liquidity line of 80 million** Euros. **The process** from here requires unanimity of all the Group's creditors, which, bearing in mind the market environment as well as the different types of creditors, will imply both difficulty and risk.

1H 2013 Highlights:

- Advertising revenues in the first half of the year reached 257.35 million Euros, implying a 9.3% fall compared to the first quarter of 2012, and accounted for 19.4% of total Group revenues (22.2% in the first half of 2012).
  - In **Spain**, advertising revenues diminished by 12.56% in the first half of the year. In the second quarter standalone a **lower fall** has taken place; (a -9.6% compared to the -15.7% of the first quarter of the year). **In Radio in Spain** the diminish in the 2Q was -12.3% (-22.4% in 1Q). In **Press,** the fall was 16.3% in 2Q in the face of -20.8% in 1Q.
  - **Growth in Latin American advertising of +5.2%** (25.3% of the Group's advertising revenues).

- Total expenses, excluding the negative impact of the increased Football rights have been reduced by 3.8% (Spain -9.4%, international +6.4%). Staff costs have fallen by 5.7% and Purchases have fallen by 9.9%.

- Pay TV revenues reached 598.35 million Euros and recurring EBITDA 32.85 million Euros.
  Key Performance Indicators were impacted by the difficult economic environment.
  - **Net adds in satellite subscribers** fell by 88,119. Nevertheless its market share grows because of the highest fall in other operators.
  - **Net adds in subscribers from other operators of Canal+1 (including OTT)** grew by 4,928.
  - **Satellite ARPU stood at 42.9 Euros** on average in the 2Q of the year (41.7 in 2012)
  - **iPlus subscribers reached 37.2% or 606,876** (32,436 more than at June 2012)
  - **278,024 of satellite subscribers are also subscribers of YOMVI, which implies a 16.8% penetration**

- Media Capital: Revenues (87.36 million Euros) fell by 3.9% impacted by the 15.7% fall in advertisement. Recurring EBITDA (17.67 million Euros) grew by 2.7%, thanks to its development strategy and to the important effort in cost control. TVI maintains the leadership rising an average daily audience of 26.9% in 24h and 29.4% in prime time.

- Education: Revenues (350.36 million Euros) grew by 4.5% (10.1% at constant currency).
  - **Latin America** increases its revenues by +3.1% (+9.8% at constant currency). We highlight the growth of Colombia (+43%), Mexico (+15.7%), Ecuador (+35.7%) and Argentina (+22%). In Brazil (+1.4%) it is important the negative FX impact (at constant values, revenues increase by 16.0%).
  - **Spain raise its revenues by 10.5%** on the back of an advanced education campaign and the good performance of General Publishing (2.5%).

  EBITDA reached 72.18 million Euros.

- Radio: Revenues (155.34 million Euros) fell by 8.4% versus the first half of 2012, given mainly **the lower advertising in Spain** (-17.1%). **Improvement of Latin America advertising** (+6.0%) with a strong performance in Colombia (+8.0%), Chile (+7.7%) and Mexico (+9.8%).

- Press: Press revenues (136.50 million Euros) fell by 19.2% compared to 1H 2012. This is explained by the weakness in advertising (-18.4%) and the lower circulation numbers (down by -16.5%). Recurring EBITDA reached 11.35 million Euros.

- Digital Area: Digital advertising showed a growth of 6.2% in the first half of 2013 compared to a market fall of 4.1%. The digital area received a monthly average number of daily browsers of 80.3 million as of June 2013, which **represents a growth of 13%** versus the same period of 2012. This is thanks to the **strong growth in Prisa Televisión, El País sites and AS.com, as well as International Radio.**

- Refinancing process: Last June 14th the Group presented a **refinancial proposal** to the rest or its creditor entities (**with the support of banks representing 72.9% of total debt), The process** from here should last some time as it requires unanimity of all the Group's creditors.

Consolidated Results

The comparison of the first half results of 2013 and 2012 is affected by **extraordinary items recorded under expenses** which correspond to the redundancy expenses on the back of the personnel restructuring that has taken place, as well as the 54.37 million Euro provision for the ONO agreement, which took place in 2012 and the lawsuit resolved which impact the Income Tax Expense (see notes on page 7).

Additionally, in the first half of 2012, an adjustment was made for the consolidation of Dédalo as from April; this adjustment has not been made in 2013 as it is no longer considered an extraordinary event.

To conduct a homogeneous comparison, we are presenting a profit and loss account adjusting these extraordinary items.

	JANUARY - JUNE			APRIL - JUNE		
€ Million	2013	2012	Chg.%	2013	2012	Chg.%
Operating Revenues	1.328,69	1.277,59	4,0	649,95	626,03	3,8
EBITDA*	132,90	209,08	(36,4)	54,49	103,94	(47,6)
EBIT	(192,26)	48,36	-	(214,94)	(6,84)	-
Net financial result	(77,42)	(99,46)	22,2	(38,39)	(54,86)	30,0
Interest on debt	(58,69)	(59,29)	1,0	(33,64)	(29,04)	(15,8)
Other financial results	(18,74)	(40,17)	53,4	(4,75)	(25,82)	81,6
Result from associates	7,32	(0,63)	-	5,44	1,46	-
Profit before tax	(262,37)	(51,73)	-	(247,89)	(60,24)	-
Income tax expense	1,09	12,97	(91,6)	(3,27)	21,78	(115,0)
Results from discontinued activities	(0,02)	(1,33)	98,3	0,02	(0,61)	102,9
Minority interest	89,51	(21,04)	-	91,38	(14,02)	-
Net profit	(171,79)	(61,14)	(181,0)	(159,76)	(53,09)	-
EBITDA Margin	10,0%	16,4%		8,4%	16,6%	
EBIT Margin	(14,5%)	3,8%		(33,1%)	(1,1%)	
One-offs in operating expenses*	217,06	59,68		212,59	56,99	
Redundancies	9,29	5,31		4,82	2,62	
Goodwill impairment	207,77			207,77		
Provisions- ONO (Prisa TV)		54,37			54,37	
Adjusted Operating Revenues	1.328,69	1.277,59	4,0	649,95	626,03	3,8
Adjusted EBITDA	142,19	214,39	(33,7)	59,32	106,56	(44,3)
Adjusted EBITDA Margin	10,7%	16,8%		9,1%	17,0%	
Adjusted EBIT	24,79	108,05	(77,1)	(2,35)	50,15	(104,7)
Adjusted EBIT Margin	1,9%	8,5%		(0,4%)	8,0%	
One-offs in income tax expense	9,90	(1,24)		9,90	(1,24)	
Adjusted Net Profit	(39,04)	(24,84)	(57,2)	(30,14)	(18,68)	(61,4)

Revenues from Education (+4.2%) and subscriber revenues from other platforms, showed a very positive behaviour, as well as the revenues from international advertising (mainly in Radio, +6.0%). This managed to partly compensate the weakness shown by advertising revenues (in Spain and Portugal), circulation (in Press) and the weakness in satellite subscriber revenues, which fell by 1.8%**. We highlight, a lower fall in advertising revenues in Spain in the second quarter of the year standalone.**

In the advertising revenues of the Radio division, a reclassification of 2.3 million Euros in revenues has taken place in 2013, and 1.6 million Euros in 2012, which correspond to event advertising, and was previously included in "Other Revenues" inside the Radio division. This change does not impact the results of the Radio business unit nor those of the Group.

The new football exploitation model makes difficult the analysis of Total Group figures evolution and in order to see the underlying performance of the rest of the businesses, revenues and EBITDA are showed below excluding Pay TV Business from the rest:

	JANUARY - JUNE			APRIL- JUNE		
€ Million	2013	2012	Chg.%	2013	2012	Chg.%
GROUP'S REVENUES	**1.328,69**	**1.277,59**	**4,0**	**649,95**	**626,03**	**3,8**
GROUP excluding Prisa TV	**730,34**	**771,79**	**(5,4)**	**354,53**	**376,28**	**(5,8)**
SPAIN	283,61	335,19	(15,4)	172,82	192,30	(10,1)
INTERNATIONAL	446,74	436,60	2,3	181,71	183,97	(1,2)
Portugal	85,32	86,65	(1,5)	47,16	50,54	(6,7)
Latam	361,42	349,95	3,3	134,56	133,44	0,8
Prisa TV	**598,35**	**505,79**	**18,3**	**295,42**	**249,75**	**18,3**

	JANUARY - JUNE			APRIL- JUNE		
€ Million	2013	2012	Chg.%	2013	2012	Chg.%
GROUP'S ADJUSTED EBITDA	**142,19**	**214,39**	**(33,7)**	**59,32**	**106,56**	**(44,3)**
GROUP excluding Prisa TV	**109,34**	**127,87**	**(14,5)**	**43,63**	**46,42**	**(6,0)**
SPAIN	0,74	9,91	(92,6)	25,70	25,84	(0,5)
INTERNATIONAL	108,61	117,97	(7,9)	17,93	20,58	(12,9)
Portugal	15,98	15,08	6,0	12,64	11,86	6,6
Latam	92,63	102,89	(10,0)	5,29	8,71	(39,3)
Prisa TV	**32,85**	**86,52**	**(62,0)**	**15,68**	**60,15**	**(73,9)**

Revenues and EBITDA by line of activity is as follows:

	JANUARY - JUNE			APRIL- JUNE		
€ Million	2013	2012	Chg.%	2013	2012	Chg.%
Advertising	257,35	283,81	(9,3)	140,04	152,89	(8,4)
Books and training	342,95	329,21	4,2	145,94	139,29	4,8
Newspapers and magazine sales	63,31	76,00	(16,7)	30,82	36,10	(14,6)
Subscriber revenues	444,72	452,80	(1,8)	219,00	224,09	(2,3)
Subscriber revenues from other platforms	117,21	15,51	-	57,58	7,09	-
Audiovisual production revenues	12,09	14,34	(15,7)	6,63	7,19	(7,7)
Other revenues	91,07	105,91	(14,0)	49,94	59,39	(15,9)
Total operating revenues	**1.328,69**	**1.277,59**	**4,0**	**649,95**	**626,03**	**3,8**

The company maintained during the first half of 2013 its strict cost control policy given the weakness of the macro-economic environment. Operating expenses including amortizations and provisions, reached 1,520.96 million Euros (+23.7%). Excluding amortizations and provisions, costs grew by 11.9%.
Adjusted by non-recurring items, operating expenses grew by 11.5% in the first half of 2013, 11.6% excluding Amortization and Provisions, with the highest increase coming from the impact of the football rights.

The detail is as follows:

€ Million	JANUARY - JUNE 2013	JANUARY - JUNE 2012	Chg.%	APRIL- JUNE 2013	APRIL- JUNE 2012	Chg.%
Purchases	558,52	426,21	31,0	276,62	198,05	39,7
Outside services	369,58	362,77	1,9	185,80	184,28	0,8
Staff costs	267,59	279,08	(4,1)	132,94	139,40	(4,6)
Other operating expenses	0,10	0,45	(77,7)	0,09	0,35	(73,7)
Amortization and depreciation	325,17	160,72	102,3	269,43	110,79	143,2
Total operating expenses	**1.520,96**	**1.229,22**	**23,7**	**864,89**	**632,87**	**36,7**
One-offs in operating expenses	**217,06**	**59,68**		**212,59**	**56,99**	
Redundancies (staff costs)	9,29	5,31		4,82	2,62	
Goodwill impairment (Amortization and depreciation)	207,77			207,77		
ONO- Prisa TV (provisions)		54,37			54,37	
Total adjusted operating expenses	**1.303,90**	**1.169,55**	**11,5**	**652,30**	**575,88**	**13,3**
Staff costs	258,30	273,77	(5,7)	128,12	136,78	(6,3)
Amortization and depreciation	117,40	106,35	10,4	61,67	56,41	9,3

Adjusted by the impact of football rights, adjusted Operating Expenses excluding amortizations and provisions would have fallen by 3.8%, showing a 9.9% fall in purchases, a 5.7% fall in Staff Costs and a 1.9% growth in External Services (mainly in Santillana).

The behaviour of operating expenses in Spain and internationally has been very different, as shown in the following table describing operating expenses adjusted by redundancies and the impact of football rights:

€ Million	JANUARY - JUNE 2013	JANUARY - JUNE 2012	Var. %	APRIL_JUNE 2013	APRIL_JUNE 2012	Var. %
Purchases	**227,21**	**252,16**	**(9,9)**	**110,11**	**121,98**	**(9,7)**
Spain	*134,28*	*165,10*	*(18,7)*	*70,15*	*78,18*	*(10,3)*
International	*92,93*	*87,06*	*6,7*	*39,96*	*43,79*	*(8,8)*
Outside Services	**369,58**	**362,77**	**1,9**	**185,80**	**184,28**	**0,8**
Spain	*225,82*	*234,63*	*(3,8)*	*114,04*	*117,37*	*(2,8)*
International	*143,76*	*128,14*	*12,2*	*71,76*	*66,91*	*7,2*
Adjusted Staff Costs	**258,30**	**273,77**	**(5,7)**	**128,12**	**136,78**	**(6,3)**
Spain	*159,58*	*173,81*	*(8,2)*	*78,77*	*87,53*	*(10,0)*
International	*98,72*	*99,96*	*(1,2)*	*49,35*	*49,25*	*0,2*
Losses from fixed assets	**0,10**	**0,45**	**(77,7)**	**0,09**	**0,35**	**(73,6)**
Adjusted Operating Expenses*	**855,19**	**889,15**	**(3,8)**	**424,12**	**443,39**	**(4,3)**
Spain	*519,78*	*573,99*	*(9,4)*	*263,06*	*283,47*	*(7,2)*
International	*335,41*	*315,16*	*6,4*	*161,06*	*159,92*	*0,7*

** Excluding ammortizations & provisions, redundancies and the impact of football rights*

Reported EBITDA reached 132.90 million Euros in the first half of 2013 (a 36.4% fall compared to the first half of 2012). Adjusted by redundancy expenses, **EBITDA would have fallen by 33.7% in the period to 142.19 million Euros, with a reduction in margins (from 16.8% to 10.7%).** The reduction in EBITDA is mainly due to lower advertising and circulation revenues, to the higher football rights costs, to the negative currency exchange impact and the investments to transform Santillana's business model (Digital Education Systems).

The extraordinary items impacting the consolidated accounts of Grupo PRISA correspond to:

a) Redundancy Expenses: 9.29 million Euros in the first half of 2013, compared to the 5.31 million Euros of the same period in 2012.

b) In the first half of 2013, there has been a change in the consolidation perimeter, which has not had an impact at group level, but has impacted at business unit level:

- **Dédalo**: In the first quarter of 2012, Dédalo was integrated through equity consolidation, until March 31st. Since April 1st 2012, it is integrated through Global consolidation at Group Level. In the first quarter of 2013, Dédalo is included in the Press division, which is continued in the second quarter of the year.
- **Distribution**: in 2012, Distribution was included in the Press Division, but in the first quarter of 2013, it is included as Discontinued Operations, also in the Press Division.

c) Extraordinary provision from the ONO agreement of 54.37 million Euros, which was registered in 2012, and ended the lawsuits that PRISA had with the company, and which correspond to the amount not recovered (50%) of the payments made by the Group to ONO during 2009, 2010 and 2011.

d) Pay TV **good will impairment** of Euro 207.36 million**.** During the first half of 2013 the main performance indicators of the audiovisual business have continued to be impacted by the weakness of the macroeconomic environment, the decline of consumption and the VAT increase from 8% to 21%, which have had a negative impact in the evolution of subscribers. As a consequence, the timeframe needed to absorb the incremental costs associated to the new football exploitation model will be longer than initially contemplated in the company business plan.

e) Taxes. In the first half of 2013 the Supreme Court resolved the appeals relating to income tax for the years 2000 and 1999, partially upholding the Group's claims. It has been registered a provision for tax issues amounting to 4.8 and 3.4 million euros respectively. Additionally 1.7 million have been registered relating to year 2002 corporate income tax.

Financial results have fallen by 22.0 million Euros (-22.0%), on the back of the fall of **"Interest on debt"** (by -1%) and the decrease of **"Other Financial Expenses"** (of 20.09 million Euros or a 50.7%) mainly because of the liabilities update expenses, and the major differences appear in FX changes.

Equity consolidated results include the estimate of the 17.336% net result of Mediaset España, as well as the results of V-Me (in which the Company has signed an agreement to be sold and which will be formalized by 3Q 2013), Le Monde and others.

Earnings attributable to minority interests are explained by DLJ's 25% share in Santillana, the 44% minority interest in Canal+ and the 26.51% minority interests in the Radio business.

Refinancing process

The Group presented last June 14th a modified proposal to its creditor entities which counts with the support of banks representing 72.9% of total debt and includes an additional liquidity line of 80 million Euros.

The process requires unanimity of all the Group's creditors.

The objectives of the refinancing are:

- Ensure additional liquidity for the Group,
- Extend debt maturities to align it with the expected evolution of the Group's businesses,
- Gain financial flexibility, and
- Maximise recoverability for the creditor banks.

In summary, to achieve a mid-term sustainable capital structure for the Group.

Audiovisual

AUDIOVISUAL*	JANUARY - JUNE			APRIL-JUNE		
	2013	2012	% Chg.	2013	2012	% Chg.
Revenues	**683,75**	**594,00**	**15,1%**	**342,36**	**299,47**	**14,3%**
Prisa TV*	598,35	505,79	18,3%	295,42	249,75	18,3%
Media Capital	87,36	90,92	(3,9%)	48,10	50,87	(5,5%)
Consolidation adjustments	(1,96)	(2,71)	27,9%	(1,16)	(1,16)	(0,1%)
EBITDA	**47,53**	**103,37**	**(54,0%)**	**27,72**	**72,46**	**(61,7%)**
% margin	**7,0%**	**17,4%**		**8,1%**	**24,2%**	
Prisa TV*	30,80	86,67	(64,5%)	14,15	60,07	(76,4%)
% margin	5,1%	17,1%		4,8%	24,1%	
Media Capital	16,73	16,69	0,2%	13,56	12,38	9,5%
% margin	19,1%	18,4%		28,2%	24,3%	
Consolidation adjustments	0,00	0,00	---	0,00	0,00	---
EBIT	**(7,54)**	**(6,08)**	**(24,1%)**	**(0,31)**	**(10,24)**	**97,0%**
% margin	**(1,1%)**	**(1,0%)**		**(0,1%)**	**(3,4%)**	
Prisa TV*	(19,23)	(16,97)	(13,3%)	(11,43)	(19,75)	42,1%
% margin	(3,2%)	(3,4%)		(3,9%)	(7,9%)	
Media Capital	11,69	10,89	7,3%	11,12	9,51	16,9%
% margin	13,4%	12,0%		23,1%	18,7%	
Consolidation adjustments	0,00	0,00	---	0,00	0,00	---
One- offs in operating expenses	**2,99**	**54,73**		**1,68**	**54,70**	
Redundancies	2,99	0,36		1,68	0,33	
Prisa TV	*2,05*	*(0,16)*		*1,53*	*0,07*	
Media Capital	*0,94*	*0,51*		*0,15*	*0,26*	
ONO (Prisa TV)		54,37		0,00	54,37	
Adjusted EBITDA	**50,52**	**103,72**	**(51,3%)**	**29,39**	**72,78**	**(59,6%)**
% adjusted margin	7,4%	17,5%		8,6%	24,3%	
Prisa TV*	32,85	86,52	(62,0%)	15,68	60,15	(73,9%)
% margin	5,5%	17,1%		5,3%	24,1%	
Media Capital	17,67	17,20	2,7%	13,71	12,64	8,5%
% margin	20,2%	18,9%		28,5%	24,8%	
Consolidation adjustments	0,00	0,00	---	0,00	0,00	---
Adjusted EBIT	**(4,6)**	**48,65**	**(109,4%)**	**1,37**	**44,46**	**(96,9%)**
% adjusted margin	-0,7%	8,2%		0,4%	14,8%	
Prisa TV*	(17,2)	37,24	(146,1%)	(9,9)	34,70	(128,5%)
% margin	-2,9%	7,4%		(3,3%)	13,9%	
Media Capital	12,63	11,41	10,7%	11,27	9,76	15,4%
% margin	14,5%	12,5%		23,4%	19,2%	
Consolidation adjustments	0,00	0,00	---	0,00	0,00	---

* Prisa TV includes the pay TV business and other related activities.

In Prisa TV (Canal+), revenues grew by 18.3% during the first half of 2013. This is explained mainly by a combination of growth in subscriber revenues from other platforms (which have grown by 6x thanks to football rights multi-distribution agreement) and higher advertising revenues (+77.2%) which is compensated by a lower growth in services (of 15.0%), and lower satellite subscriber revenues (-1.8%).

Canal + maintains its leadership in the market according to the latest data published by the CMT, with a market share of 43.1% of average number of subscribers in the first quarter of 2013 (42.6% in the last quarter of the year 2012). According to internal estimates, the market share in number of subscribers of Canal + in the second quarter of 2013 is the 43.3.

EBITDA reached 30.80 million Euros in the semester or a fall of 64.5% compared to the same period of the previous year. Adjusted for the impact of non-recurring items (mainly redundancies), EBITDA reached 32.85 million Euros, a, 62% fall compared to the first half of 2012. This is mainly due to the increase in the football rights' cost and external services 2.3%, considering that adjusted personnel expenses fell by 2.3%

Satellite subscribers fell during the first half of the year by 88,199, impacted by the weakness of the economic environment and domestic consumption. **The evolution of satellite subscribers** is as follows:

	Jun 2013	Dec 2012	Chg. Abs
Satélite (DTH)	1.631.692	1.719.811	(88.119)

Satellite ARPU in the first half of 2013 stood at 43.0 Euros on average, above the 42.0 Euros on average of the same half of 2012. **The growth in ARPU** was mainly due to the new sports content offer which started in September 2012. ARPU in the second quarter reached 42.9 Euros, above the 41.7 of the same quarter of 2012, but slightly below the 43.1 Euros of the first quarter of the year.

The evolution of satellite ARPU by quarters is the following:

CANAL+ Satellite ARPU by quarters (Euros)


+0.70€
+1.19€
42,4
43,1
41,7
42,9
42,0
44,2
2012
2013
1Q
2Q
3Q
4Q

The number of subscribers with **iPlus** continued growing: as at June 2013 the number of subscribers with **iPlus** stood at 606,876, which implies a growth of 32,436 compared to June 2012, and a penetration of 37.2%

iPlus: Subscribers (thousands) and penetration


5%
6%
9%
14%
17%
21%
24%
26%
29%
30%
33%
34%
34%
36%
37%
100
110
169
246
305
369
416
460
503
530
574
578
587
602
607
2009
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13

Churn stood at 17.9%, above the 16.6% of March of this year and compared to the 14.0% as at June 2012. During the first half of 2013, the average churn has been of 16.9%, slightly above the 13.5% on average of the first half of 2012. The economic crisis as well as the VAT increase (from 8% to 21%) are the main causes for those cancellations.

- **The evolution of subscribers from other platforms / OTT to Canal+1** is as follows:

	Jun 2013	Dec 2012	Chg. Abs
Other Platforms (*)	125.547	120.619	4.928

(*) Includes subscribers from agreements with telecom operators (wholesale) and OTT subscribers.

YOMVI, which as of June 2013 reached **292,504 unique users**, of which 278,024 are also satellite subscribers (17.0% penetration). This compares with the 153,332 as of June 2012 (8.9% penetration). On the other hand, **the use that subscribers make of the platform has also considerably increased**. Content downloads have increased from 830 thousand to 1.81 million at December 2012, to 1.88 million as of June 2013.

Media Capital registered in the first half of the year revenues of 87.36 million Euros (-3.9%) and a recurring EBITDA of 17.67 million Euros (+2.7%) managing to partly compensate the weak economic environment and weak advertising market in Portugal, which are reflected in a fall of advertising revenues of 15.7% thanks to its strategy to develop complementary revenues and a strict cost control.

In the first half of the year, Media Capital recorded revenues of 87.36 million euros (- 3.9%) and an adjusted Ebitda of 17.67 million euros (+2.7%) compensating the weakness in the economic and advertising market situation in Portugal reflected in an advertising revenues fall of 15.7%, thanks to its strategy of developing complementary revenues to advertising and strict cost control.

Adjusted Operating Expenses, excluding Amortization and Provisions, decreased by -5.5% in the first half of the year.

TVI, leader in FTA television in Portugal, reached recurring revenues of 70.06 million Euros which implies a growth of +1.2% compared to the first half of 2012. This growth is a result of the weakness in advertising revenues (-18.4%, slightly above the fall of the FTA advertising market in Portugal, which has reached -17%, according to internal estimates). EBITDA adjusted by non-recurring items, grow to a 36.4%.

TVI maintained its leadership in the market during the first half of 2013, registering an audience share of 26.9% and 29.4% in all-day and prime-time respectively.

Education

EDUCATION- PUBLISHING	JANUARY - JUNE			APRIL-JUNE		
	2013	2012	% Chg.	2013	2012	% Chg.
Revenues	350,36	335,31	4,5%	150,01	142,87	5,0%
EBITDA	72,18	82,92	(13,0%)	10,17	13,36	(23,9%)
% margin	20,6%	24,7%		6,8%	9,4%	
EBIT	33,53	53,29	(37,1%)	(11,47)	(2,73)	---
% margin	9,6%	15,9%		(7,6%)	(1,9%)	
One-offs in operating expenses	0,90	1,52		0,54	0,41	
Redundancies	0,90	1,52		0,54	0,41	
Adjusted EBITDA	73,08	84,44	(13,5%)	10,70	13,78	(22,3%)
% adjusted margin	20,9%	25,2%		7,1%	9,6%	
Adjusted EBIT	34,43	54,81	(37,2%)	(10,9)	(2,3)	---
% adjusted margin	9,8%	16,3%		(7,3%)	(1,6%)	

Education revenues reached 350.36 million Euros in the first half of 2013; a 4.5% growth versus the first half of 2012 **(+10.1% at constant currency)** and Ebitda reached 72.18 million Euros (-13.0%, or -8.4% at constant currency). Recurring EBITDA reached 73.08 million Euros (-13.5%) with a fall in margins from 25.2% to 20.9%, mainly on the back of expenses for the development of Digital Education Systems.

As for the **international contribution**, we would highlight:

- **Colombia** (+43%, with strong growth in Digital Learning Systems),
- **Mexico** (+15.7%, also with strong growth of Digital Learning Systems)
- **Argentina** (+22%, once the negative impact of the Easter calendar is over, it shows growth in the education campaign and an institutional sale has taken place in General Publishing)
- **Ecuador** (+35.7%) pending the impact of returns, the education campaign shows a positive performance which in 2013 has taken place in the second quarter (usually it takes place in the first)
- **Peru** (-28% on the back of an important institutional sale in secondary education in 2012),
- **Brazil** (+1.4%) we highlight the negative FX impact and the fact that part of the regular sale took place in 2012. The FX impact was negative in Revenues (at constant currency, Revenues in Brazil would have grown by 16.0% instead of by 1.4%) and in EBITDA (in constant currency EBITDA would have fallen by 30.2% instead of by 45.0%).

Spain saw its revenues grow by 10.5% on the back of an advance in the education campaign which usually takes place in the third quarter of the year. General Publishing revenues show a positive performance with a growth of 2.5%.

The geographical split of revenues in the Education division has been as follows:

January – June 2013


Others 11%
Brazil 27%
Spain & Portugal 17%
Peru 8%
Argentina 10%
Chile 7%
Colombia 3%
Mexico 16%

January - June 2012


Others 11%
Brazil 28%
Spain & Portugal 16%
Peru 12%
Argentina 9%
Chile 8%
Colombia 2%
Mexico 14%

Radio

RADIO	JANUARY - JUNE 2013	JANUARY - JUNE 2012	JANUARY - JUNE % Chg.	APRIL-JUNE 2013	APRIL-JUNE 2012	APRIL-JUNE % Chg.
Revenues	**155,34**	**169,55**	**(8,4%)**	**85,83**	**90,58**	**(5,2%)**
Advertising	*141,70*	*153,92*	*(7,9%)*	*78,46*	*82,46*	*(4,9%)*
Others	*13,63*	*15,62*	*(12,7%)*	*7,37*	*8,12*	*(9,2%)*
EBITDA	**18,98**	**30,01**	**(36,8%)**	**16,53**	**17,81**	**(7,2%)**
% margin	12,2%	17,7%		19,3%	19,7%	
EBIT	**9,66**	**21,05**	**(54,1%)**	**11,99**	**13,26**	**(9,6%)**
% margin	6,2%	12,4%		14,0%	14,6%	
One-offs in operating expenses	**1,82**	**0,48**		**0,85**	**0,16**	
Redundancies	1,82	0,48		0,85	0,16	
Adjusted EBITDA	**20,80**	**30,49**	**(31,8%)**	**17,38**	**17,97**	**(3,3%)**
% adjusted margin	13,4%	18,0%		20,2%	19,8%	
Adjusted EBIT	**11,47**	**21,54**	**(46,7%)**	**12,84**	**13,42**	**(4,4%)**
% adjusted margin	7,4%	12,7%		15,0%	14,8%	

In the first half of 2013 **revenues in Radio** reached 155.34 million Euros, which implies a fall 8.4%. Showing an improvement in the 2Q of the year (where revenues fell by 5.2% compared with the 12.0% fell of 1Q 2013.

This fall comes mainly on the back of **lower advertising revenues in Spain** (-17.11%) with strong falls both in national advertising (-19.2%) and local advertising (-14.9%), which were partly compensated with the growth of advertising revenues in Latam (+6.0%). We highlight the growth in Colombia (+8.0%), Chile (+7.7%) and Mexico (+9.8%).

The geographical contribution of the Radio division is as follows:

January – June 2013


Latam
44%
Spain
56%

January – June 2012


Latam
39%
Spain
61%

EBITDA in Radio reached 18.98 million Euros in the first half of 2013, which implies a fall of 36.8%. Excluding the impact of the redundancies made on the back of the efficiency plan, EBITDA would have fallen by 31.8% and reached 20.80 million Euros.
We highlight the positive contribution to EBITDA of Radio in Latam of 18.2 million Euros (+11.5%). Radio Spain EBITDA is of 0.1 million Euros.

Press

PRESS*	JANUARY - JUNE 2013	JANUARY - JUNE 2012	JANUARY - JUNE % Chg.	APRIL-JUNE 2013	APRIL-JUNE 2012	APRIL-JUNE % Chg.
Revenues	**136,50**	**169,03**	**(19,2%)**	**69,82**	**82,87**	**(15,8%)**
Advertising	*53,96*	*66,16*	*(18,4%)*	*29,48*	*35,24*	*(16,4%)*
Circulation	*65,16*	*78,03*	*(16,5%)*	*31,69*	*37,15*	*(14,7%)*
Add-ons and others	*17,38*	*24,84*	*(30,0%)*	*8,64*	*10,48*	*(17,5%)*
EBITDA	**8,76**	**13,01**	**(32,7%)**	**6,60**	**7,85**	**(15,9%)**
% margin	6,4%	7,7%		9,5%	9,5%	
EBIT	**1,16**	**6,11**	**(81,0%)**	**2,38**	**4,34**	**(45,3%)**
% margin	0,9%	3,6%		3,4%	5,2%	
One-offs in operating expenses	**2,59**	**0,39**		**1,54**	**0,19**	
Redundancies	2,59	0,39		1,54	0,19	
Adjusted EBITDA	**11,35**	**13,40**	**(15,3%)**	**8,14**	**8,04**	**1,2%**
% adjusted margin	8,3%	7,9%		11,7%	9,7%	
Adjusted EBIT	**3,75**	**6,49**	**(42,2%)**	**3,91**	**4,53**	**(13,7%)**
% adjusted margin	2,7%	3,8%		5,6%	5,5%	

** Includes Distribution in 2012 & Dédalo in 2013.*

The Press division reduced its revenues by 19.2% in the first half of 2013, reaching 136.50 million Euros. This is due to the weakness of the written press advertising market in Spain and to the fall in circulation numbers.

Advertising revenues fell by 18.4% (El País -18.2% and As -23.1%). Advertising in written press fell by 24.1%. Revenues on digital advertising grew by 7.4% in the first half of 2013 and represented 23.7% of total advertising revenues in this division (18.1% as of June2012).

Circulation revenues fell by 16.5%. The detail of this fall is explained in the following table:

	Jan- Jun 2013	Jan- Jun 2012	Chg. %
El País	302.010	343.156	(12,0%)
AS	156.449	183.334	(14,7%)
Cinco Días	30.077	30.962	(2,9%)

Source: Unaudited OJD as of June 2013 and internal sources

Circulation in **El País** fell by 12.0%, **As** fell by 14.7% and **Cinco Días** fell by 2.9%. In addition to the weakness in circulation shown by the written press sector, circulation at El País during the first half of 2012 was supported by a promotion which has not taken place in the first half of 2013. Promotions had a positive impact of 17.52 million Euros during the first half of 2012, whilst in the first half of this year this impact has been 6 million Euros lower.

El País market share in the first half of 2013 remained at 30% (in line with 2012)

January – June 2013


Periódico 10%
Gaceta 2%
El País 30%
Vanguardia 16%
Razón 9%
ABC 14%
Mundo 19%

January – June 2012


Periódico 9%
Gaceta 3%
El País 30%
Vanguardia 15%
Razón 8%
ABC 16%
Mundo 19%

EBITDA in the first half of 2013 was positive by 8.76 million Euros. Excluding the impact of extraordinary redundancy expenses EBITDA would have been positive in 11.35 million Euros.

Digital Area

The digital activities of the Group reached revenues of 38.02 million Euros, 52.4% increase compared to the first half of 2012.

This growth is due to the **increase in digital advertising revenues** (which reached 17.93 million Euros or a 6.2% increase compared with a fall of 4.1% of the market according to i2p), the growth of **digital products** (+98.3%) corresponding to YOMVI and Planeo and the growth in revenues coming from distributing Canal+ through internet to third parties, all of them compensating the fall in **mobile services**.

The focus of the Group on the digital transformation of its businesses is clearly reflected in **increased traffic**, which has risen by 13% in the first half of 2013, mainly on the back of Prisa Television, Elpais.com and Cincodias.com as well as international Radio. The monthly average number of unique browsers of the Group's sites, in millions, changed as follows:


January - June 2012
January - June 2013
71,4
80,3
30,1
36,2
21,6
24,7
2,9
2,6
7,4
7,4
6,5
7,7
6,2
5,9
1,8
2,7
TOTAL
ELPAIS sites
AS sites
5Dias.com
Radio España
Radio Latam
Media Capital
Prisa TV

Fuente: *Omniture site catalyst, Netscope y Certifica.com.*
Note: *since 2011, includes web, mobile & app browsers*

The Group continues with its digital development in all its units with a very consumer-oriented model.

PRISA is the world's leading company in the cultural, educational, information and entertainment markets in Spanish and Portuguese, thanks to its multichannel offer of top quality products. It operates in 22 countries, reaching over 50 million users through its global brands, such as *El País*, 40 Principales, Canal+, Alfaguara and Santillana. As brand leader in mainstream press, free-to-air TV and pay TV, talk radio and music radio, education, and publishing, it is one of the most profitable media groups in the world, with an extraordinary range of assets.

For further information:

Grupo Prisa
Investor Relations Department
Avenida de los Artesanos, 6
28760, Tres Cantos, Madrid
Telephone: +34- 91-330-10-85
Fax: +34- 91-330-10-88
E-mail: ir@prisa.com
www.prisa.com

APPENDIX

Appendix I. BALANCE SHEET

€ Million	ASSETS 06/30/2013	ASSETS 12/31/2012
FIXED ASSETS	**5.727,91**	**6.003,10**
Property, plan and equipment	283,81	296,42
Goodwill	3.137,52	3.359,72
Intangible assets	301,06	320,23
Long term financial investments	54,34	64,64
Investment in associates	603,77	612,21
Deferred tax assets	1.341,36	1.343,87
Other non current assets	6,06	6,01
CURRENT ASSETS	**1.788,02**	**1.655,65**
Inventories	258,83	270,31
Accounts receivable	1.359,81	1.252,02
Short term financial investments	65,26	20,06
Cash & cash equivalents	104,12	113,26
ASSETS HELD FOR SALE	**31,61**	**3,27**
TOTAL ASSETS	**7.547,54**	**7.662,01**

€ Million	LIABILITIES 06/30/2013	LIABILITIES 12/31/2012
SHAREHOLDERS EQUITY	**2.315,15**	**2.611,63**
Issued capital	99,68	99,13
Reserves	2.075,50	2.341,57
Income attributable to the parent company	(171,79)	(255,03)
Minority interest	311,77	425,95
NON CURRENT LIABILITIES	**2.097,17**	**3.331,78**
Long term financial debt	1.702,56	2.866,79
Other long term financial liabilities	116,96	158,66
Deferred tax liabilities	20,82	22,18
Provisions	237,94	254,02
Other non current liabilities	18,90	30,15
CURRENT LIABILITIES	**3.116,17**	**1.718,61**
Short term financial debt	1.569,81	205,47
Other current financial liabilities	36,75	43,29
Trade accounts payable	1.186,93	1.151,74
Other short term liabilities	253,84	244,90
Accrual accounts	68,84	73,21
TOTAL LIABILITIES	**7.547,54**	**7.662,01**

Appendix II. TOTAL NET FINANCIAL POSITION

€ Million NET DEBT	06/30/2013	12/31/2012
Prisa (includes Media Capital)	3.070,12	2.860,24
Prisa TV	32,86	78,69
Net financial debt	**3.102,98**	**2.938,93**
Other financial debt	128,46	144,44
Total net debt	**3.231,44**	**3.083,37**

"**Other Financial Debt**" includes:

- 119.60 million Euro liability from the obligation generated by the annual preferred dividend commitment to DLJ on the back of its 25% stake in Santillana, and
- 8.6 million Euro liability from the coupon for the holders of the convertible bonds issued in July 2012.

The **evolution of Grupo Prisa's total Net Debt** in the first half of 2013 is as follows:


Total net debt
3,083
42
24
18
18
22
9
15
3.231
31/12/2012
Cash Flow Generation
Put Media Capital
Accured interests
Other capitalized expenses
Operating leasings reclassificatio n
Fx Impact
Others
30/06/2013

"Accured Interests" mainly includes the accrued interests according to the existing agreements with the financial entities.

"Other capitalized expenses" includes mainly debt formalization costs.

"Operating leasing reclassification" includes a reclassification coming from the digital learning systems in Santillana.

And the rest of the concepts include mainly the Fx Impact and others.

Appendix III. BREAKDOWN OF CAPEX

€ Million	CAPEX	Long term financial investments	Total 1H 2013	Total 1H 2012
Audiovisual	**32,46**	**0,51**	**32,97**	**30,98**
Prisa TV	32,01	0,51	32,52	28,66
Media Capital	0,45	---	0,45	2,32
Education- Publishing	**35,91**	**0,00**	**35,91**	**29,53**
Radio	**1,94**	**0,00**	**1,94**	**2,16**
Radio in Spain	0,78	---	0,78	1,25
International Radio	1,15	---	1,15	0,87
Music	0,00	---	0,00	0,04
Press	**0,77**	**0,00**	**0,77**	**1,62**
El País	0,29	---	0,29	0,84
AS	0,32	---	0,32	0,17
Cinco Días	0,10	---	0,10	0,03
Others	0,05	0,00	0,05	0,59
Others	**1,03**	**0,00**	**1,03**	**8,07**
Digital	0,68	---	0,68	7,82
Prisa	0,05	---	0,05	0,08
Other	0,29	---	0,29	0,18
Total	**72,10**	**0,51**	**72,61**	**72,37**

Appendix IV. CASH FLOW STATEMENT

€ million	30/06/2013	30/06/2012
EBITDA	**132,90**	**209,08**
Provisions	(21,04)	(14,85)
Change in Working Capital	22,95	(6,82)
Cash flow from operating activities	**134,81**	**187,42**
Capex	(72,08)	(68,59)
Financial investments	(0,06)	2,27
Disinvestments	0,15	0,40
Cash flow from investing activities	**(71,99)**	**(65,92)**
Interests paid	(32,37)	(58,14)
Dividends paid	(3,15)	(26,30)
Dividends received	0,01	9,77
Financing of associates (Dédalo debt repayment)	0,00	(15,62)
Warrants exercise	0,03	50,02
Other	(14,83)	(6,13)
Cash flow from financing activities	**(50,30)**	**(46,40)**
Taxed paid	(38,16)	(33,33)
Other	(16,03)	(42,20)
Cash flow	**(41,67)**	**(0,44)**

Appendix V. BREAKDOWN OF OPERATING REVENUE

Below is a breakdown of operating revenue by business line, business unit and geographical origin:

V.I. By business line

January-June 2013 | January-June 2012


33%
9%
19%
26%
1%
5%
7%
35%
1%
22%
26%
1%
6%
8%
DTH Subscribers
Subscribers from other operators
Advertising
Books and Training
Audiovisual Producion
Newspapers and Magazines
Others

V.II. By business unit

January-June 2013


Press
10%
Audiovisual
51%
Education-
Publishing
26%
Radio
12%

January-June 2012


Press
13%
Audiovisual
47%
Education-
Publishing
26%
Radio
13%

Note. Most of the revenues in "Others" are compensated by the consolidation adjustments at Group level

V.III. By geographical origin

January-June 2013	January-June 2012


34%
66%
Spain
International


34%
66%

In the first half of 2013, 33.6% of revenues came from the international area (in line with the first half of 2012), of which 64.9% came from Santillana, 18.3% from Media Capital and the rest mostly from international radio.

In the international area, revenue by country was as follows:

January-June 2013	January-June 2012


Others
10%
Perú
6%
Brasil
21%
Portugal
19%
México
14%
Colombia
12%
Argentina
9%
Chile
9%


Others
10%
Perú
9%
Brasil
21%
Portugal
20%
México
13%
Colombia
11%
Argentina
8%
Chile
9%

Revenue from the international area includes a noteworthy contribution by Brazil and Portugal (40% of total international). Growth in revenues from Latin America remained strong (+3.3%).

Appendix VI. FINANCIAL DATA BY BUSINESS UNIT

VI.I. Operating revenue

€ Million	JANUARY - JUNE		
	2013	2012	% Chg.
Audiovisual	**683,75**	**594,00**	**15,1%**
Prisa TV *	598,35	505,79	18,3%
Subscribers	444,72	452,80	(1,8%)
Advertising	15,72	8,87	77,2%
Others	137,91	44,12	---
Media Capital	87,36	90,92	(3,9%)
Consolidation Adjustments	(1,96)	(2,71)	27,9%
Education - Publishing	**350,36**	**335,31**	**4,5%**
Spain & Portugal	61,09	54,80	11,5%
Latam & USA	289,27	280,51	3,1%
Radio	**155,34**	**169,55**	**(8,4%)**
Radio in Spain	82,03	101,06	(18,8%)
International Radio	68,31	66,15	3,3%
Music	7,98	5,85	36,3%
Consolidation Adjustments	(2,97)	(3,51)	15,3%
Press	**136,50**	**169,03**	**(19,2%)**
El Pais	93,00	111,98	(17,0%)
AS	28,12	34,07	(17,5%)
Cinco Días	6,45	7,20	(10,5%)
Magazines	9,78	11,55	(15,4%)
Printing**	5,42	---	n.a.
Distribution***	0,00	8,44	n.a.
Consolidation Adjustments	(6,26)	(4,21)	(48,7%)
Other Revenues	**31,51**	**62,95**	**(50,0%)**
Prisa Brand Solutions	10,04	13,11	(23,4%)
Printing**	---	13,70	n.a.
Others****	21,47	36,15	(40,6%)
Consolidation Adjustments	**(28,76)**	**(53,25)**	**46,0%**
TOTAL	**1.328,69**	**1.277,59**	**4,0%**

*Prisa TV includes the Pay TV and other related activities

** The printing business is being fully integrated since April, 2012. Since January 2013, it is consolidated in the Press division

*** Distribution is categorized as Discontinued Operations in the Press division since January 2013 .

*** Others include mainly the activities from Head Quarters.

VI.II. Advertising

€ Million	JANUARY - JUNE		
	2013	2012	% Chg.
Audiovisual	**64,27**	**66,47**	**(3,3%)**
Prisa TV	15,72	8,87	77,2%
Media Capital	48,54	57,60	(15,7%)
Radio	**141,70**	**153,92**	**(7,9%)**
Radio in Spain	76,80	92,70	(17,1%)
International Radio	64,86	61,20	6,0%
Music	0,09	0,09	6,8%
Consolidation Adjustments	(0,06)	(0,07)	10,8%
Press	**53,96**	**66,16**	**(18,4%)**
El Pais	38,28	46,79	(18,2%)
AS	8,33	10,83	(23,1%)
Cinco Días	3,70	4,17	(11,3%)
Magazines	3,56	4,50	(20,9%)
Consolidation Adjustments	0,10	(0,12)	178,2%
Others	**0,13**	**0,62**	**(79,0%)**
Consolidation Adjustments	**(2,71)**	**(3,36)**	**19,3%**
TOTAL	**257,35**	**283,81**	**(9,3%)**

VI.III. Operating Expenses

€ Million	JANUARY - JUNE 2013	2012	% Chg.
Audiovisual	**691,30**	**600,08**	**15,2%**
Prisa TV*	617,58	522,77	18,1%
Media Capital	75,67	80,03	(5,4%)
Consolidation Adjustments	(1,96)	(2,71)	27,9%
Education - Publishing	**316,83**	**282,02**	**12,3%**
Spain & Portugal	66,48	64,53	3,0%
Latam & USA	250,35	217,49	15,1%
Radio	**145,68**	**148,49**	**(1,9%)**
Radio in Spain	87,61	92,23	(5,0%)
International Radio	53,64	53,41	0,4%
Music	7,40	6,36	16,4%
Consolidation adjustments	(2,97)	(3,51)	15,2%
Press	**135,34**	**162,92**	**(16,9%)**
El Pais	93,06	111,17	(16,3%)
AS	25,52	28,30	(9,8%)
Cinco Dias	6,33	7,00	(9,6%)
Magazines	10,99	12,64	(13,1%)
Printing**	5,54	---	---
Distribution***	0,00	8,23	n.a.
Consolidation Adjustments	(6,10)	(4,41)	(38,4%)
Other Expenses	**52,27**	**90,87**	**(42,5%)**
Prisa Brand Solutions	9,91	14,16	(30,0%)
Printing**	0,00	15,72	---
Others****	42,36	61,00	(30,6%)
Consolidation Adjustments	**179,54**	**(55,16)**	**---**
TOTAL	**1.520,96**	**1.229,22**	**23,7%**

* Prisa TV includes the Pay TV and other related activities

** The printing business is being fully integrated since April, 2012. Since January 2013, it is consolidated in the Press division

*** Distribution is categorized as Discontinued Operations in the Press division since January 2013 .

*** Others include mainly the activities from Head Quarters.

VI.IV. EBITDA

€ Million	JANUARY - JUNE		
	2013	2012	% Chg.
Audiovisual	**47,53**	**103,37**	**(54,0%)**
% margin	**7,0%**	**17,4%**	
Prisa TV*	30,80	86,67	(64,5%)
% margin	5,1%	17,1%	
Media Capital	16,73	16,69	0,2%
% margin	19,1%	18,4%	
Consolidation Adjustments	0,00	0,00	---
Education - Publishing	**72,18**	**82,92**	**(13,0%)**
% margin	**20,6%**	**24,7%**	
Spain&Portugal	1,901	(3,59)	153,0%
% margin	3,1%	(6,6%)	
Latam & USA	70,28	86,50	(18,8%)
% margin	24,3%	30,8%	
Radio	**18,98**	**30,01**	**(36,8%)**
% margin	**12,2%**	**17,7%**	
Radio in Spain	0,10	14,04	(99,3%)
% margin	0,1%	13,9%	
International Radio	18,17	16,30	11,5%
% margin	26,6%	24,6%	
Music	0,708	(0,33)	---
% margin	8,9%	(5,6%)	
Press	**8,76**	**13,01**	**(32,7%)**
% margin	**6,4%**	**7,7%**	
El Pais	4,65	6,29	(26,2%)
% margin	5,0%	5,6%	
AS	3,24	6,55	(50,5%)
% margin	11,5%	19,2%	
Cinco Dias	0,44	0,39	12,7%
% margin	6,8%	5,4%	
Magazines	(1,1)	(0,9)	(14,3%)
% margin	(10,8%)	(8,0%)	
Printing**	1,61	---	n.a.
% margin	29,7%	---	
Distribution***	0,00	0,50	n.a.
% margin	n.a.	5,9%	
Others	**(14,54)**	**(20,21)**	**28,1%**
Prisa Brand Solutions	0,631	(0,81)	177,5%
% margin	6,3%	(6,2%)	
Printing**	---	0,48	---
% margin	---	3,5%	
Others****	(15,17)	(19,88)	23,7%
TOTAL	**132,90**	**209,08**	**(36,4%)**
% margin	**10,0%**	**16,4%**	

* Prisa TV includes the Pay TV and other related activities

** The printing business is being fully integrated since April, 2012. Since January 2013, it is consolidated in the Press division

*** Distribution is categorized as Discontinued Operations in the Press division since January 2013 .

*** Others include mainly the activities from Head Quarters.

VI.V. EBIT

€ Million	JANUARY - JUNE 2013	2012	% Chg.
Audiovisual	**(7,54)**	**(6,08)**	**(24,1%)**
% margin	**(1,1%)**	**(1,0%)**	
Prisa TV*	(19,23)	(16,97)	(13,3%)
% margin	(3,2%)	(3,4%)	
Media Capital	11,69	10,89	7,3%
% margin	13,4%	12,0%	
Consolidation Adjustments	0,00	0,00	---
Education - Publishing	**33,53**	**53,29**	**(37,1%)**
% margin	**9,6%**	**15,9%**	
Spain&Portugal	(5,39)	(9,73)	44,6%
% margin	(8,8%)	(17,8%)	
Latam&USA	38,92	63,02	(38,2%)
% margin	13,5%	22,5%	
Radio	**9,66**	**21,05**	**(54,1%)**
% margin	**6,2%**	**12,4%**	
Radio in Spain	(5,58)	8,83	(163,2%)
% margin	(6,8%)	8,7%	
International Radio	14,66	12,73	15,1%
% margin	21,5%	19,3%	
Music	0,57	(0,51)	---
% margin	7,2%	(8,7%)	
Press	**1,16**	**6,11**	**(81,0%)**
% margin	**0,9%**	**3,6%**	
El Pais	(0,06)	0,82	(106,7%)
% margin	(0,1%)	0,7%	
AS	2,59	5,77	(55,1%)
% margin	9,2%	16,9%	
Cinco Dias	0,12	0,20	(40,1%)
% margin	1,9%	2,8%	
Magazines	(1,21)	(1,11)	(9,6%)
% margin	(12,4%)	(9,6%)	
Printing**	(0,12)	---	n.a.
% margin	(2,2%)	---	
Distribution***	0,00	0,22	n.a.
% margin	n.a.	2,5%	
Others	**(229,06)**	**(26,00)**	**---**
Prisa Brand Solutions	0,13	(1,05)	112,2%
% margin	1,3%	(8,0%)	
Printing**	---	(2,02)	---
% margin	---	(14,7%)	---
Others****	(229,18)	(22,94)	---
TOTAL	(192,26)	48,36	---
% margin	-14,5%	3,8%	

* Prisa TV includes the Pay TV and other related activities

** The printing business is being fully integrated since April, 2012. Since January 2013, it is consolidated in the Press division

*** Distribution is categorized as Discontinued Operations in the Press division since January 2013 .

*** Others include mainly the activities from Head Quarters.

Appendix VII. QUARTERLY FINANCIAL DATA BY BUSINESS UNIT

VII.I. Operating revenue

€ Million	2013 Q1	2013 Q2	2012 Q1	2012 Q2	%Chg.2013/2012 Q1	%Chg.2013/2012 Q2
Audiovisual	**341,40**	**342,36**	**294,53**	**299,47**	**15,9%**	**14,3%**
Prisa TV*	302,94	295,42	256,04	249,75	18,3%	18,3%
Subscribers	225,72	219,00	228,71	224,09	(1,3%)	(2,3%)
Advertising	8,03	7,69	4,33	4,55	85,8%	69,1%
Others	69,18	68,73	23,01	21,12	---	---
Media Capital	39,26	48,10	40,05	50,87	(2,0%)	(5,5%)
Consolidation Adjustments	(0,80)	(1,16)	(1,55)	(1,16)	48,8%	(0,2%)
Education - Publishing	**200,35**	**150,01**	**192,44**	**142,87**	**4,1%**	**5,0%**
Spain & Portugal	5,47	55,62	7,31	47,49	(25,2%)	17,1%
Latam & USA	194,88	94,39	185,13	95,38	5,3%	(1,0%)
Radio	**69,51**	**85,83**	**78,97**	**90,58**	**(12,0%)**	**(5,2%)**
Radio in Spain	36,81	45,22	48,86	52,20	(24,7%)	(13,4%)
International Radio	30,48	37,83	29,97	36,17	1,7%	4,6%
Music	3,77	4,20	1,79	4,06	110,4%	3,6%
Consolidation Adjustments	(1,55)	(1,42)	(1,66)	(1,85)	6,5%	23,1%
Press	**66,68**	**69,82**	**86,15**	**82,87**	**(22,6%)**	**(15,8%)**
El Pais	45,12	47,88	58,61	53,38	(23,0%)	(10,3%)
AS	14,21	13,90	16,34	17,72	(13,0%)	(21,6%)
Cinco Días	3,11	3,34	3,54	3,66	(12,2%)	(8,8%)
Magazines	4,71	5,07	5,52	6,03	(14,8%)	(15,9%)
Printing**	2,77	2,65	---	---	---	---
Distribution***	0,00	0,00	4,13	4,31	(100,0%)	(100,0%)
Ajustes de consolidación	(3,24)	(3,02)	(1,99)	(2,22)	(62,8%)	(36,0%)
Other Revenues	**14,61**	**16,90**	**24,02**	**38,94**	**(39,2%)**	**(56,6%)**
	0,00	0,00		0,00	---	---
Prisa Brand Solutions	5,01	5,03	6,54	6,56	(23,4%)	(23,4%)
Impresión**	---	---	---	13,70	---	---
Otros****	10,21	11,26	17,48	18,67	(41,6%)	(39,7%)
Consolidation adjustments	**(13,18)**	**(15,57)**	**(24,55)**	**(28,70)**	**46,3%**	**45,7%**
TOTAL	**678,75**	**649,95**	**651,56**	**626,03**	**4,2%**	**3,8%**

*Prisa TV includes the Pay TV and other related activities

** The printing business is being fully integrated since April, 2012. Since January 2013, it is consolidated in the Press division

*** Distribution is categorized as Discontinued Operations in the Press division since January 2013 .

**** Others include mainly the activities from Head Quarters.

VII.II. Advertising

€ Million	2013		2012		%Chg.2013/2012	
	Q1	Q2	Q1	Q2	Q1	Q2
Audiovisual	**30,39**	**33,87**	**29,62**	**36,85**	**2,6%**	**(8,1%)**
Prisa TV	8,03	7,69	4,33	4,55	85,8%	69,1%
Media Capital	22,36	26,18	25,29	32,31	(11,6%)	(19,0%)
Radio	**63,25**	**78,46**	**71,73**	**82,19**	**(11,8%)**	**(4,5%)**
Radio in Spain	34,44	42,37	44,40	48,30	(22,4%)	(12,3%)
International Radio	28,82	36,04	27,36	33,85	5,4%	6,5%
Music	0,05	0,05	0,04	0,05	29,7%	(9,8%)
Consolidation adjustments	(0,06)	(0,00)	(0,06)	(0,01)	5,1%	66,7%
Press	**24,48**	**29,48**	**30,92**	**35,24**	**(20,8%)**	**(16,3%)**
El Pais	17,26	21,02	22,47	24,32	(23,2%)	(13,5%)
AS	3,83	4,50	4,54	6,29	(15,6%)	(28,5%)
Cinco Días	1,71	1,99	2,02	2,15	(15,4%)	(7,4%)
Magazines	1,68	1,88	1,96	2,54	(14,3%)	(26,0%)
Consolidation adjustments	0,01	0,09	(0,07)	(0,05)	114,3%	---
Others	**0,08**	**0,05**	**0,24**	**0,39**	**(65,0%)**	**(87,6%)**
Consolidation adjustments	**(0,90)**	**(1,81)**	**(1,58)**	**(1,78)**	**43,1%**	**(1,9%)**
TOTAL	117,30	140,04	130,92	152,89	(10,4%)	(8,4%)

VII.III. Operating Expenses

€ Million	2013 Q1	2013 Q2	2012 Q1	2012 Q2	%Chg.2013/2012 Q1	%Chg.2013/2012 Q2
Audiovisual	**348,63**	**342,66**	**290,38**	**309,71**	**20,1%**	**10,6%**
Prisa TV*	310,74	306,84	253,27	269,50	22,7%	13,9%
Media Capital	38,69	36,98	38,66	41,37	0,1%	(10,6%)
Consolidation adjustments	(0,80)	(1,16)	(1,55)	(1,16)	48,7%	(0,1%)
Education - Publishing	**155,34**	**161,49**	**136,42**	**145,60**	**13,9%**	**10,9%**
Spain & Portugal	26,09	40,39	27,36	37,18	(4,6%)	8,7%
Latam & USA	129,25	121,09	109,06	108,43	18,5%	11,7%
Radio	**71,84**	**73,84**	**71,18**	**77,32**	**0,9%**	**(4,5%)**
Radio in Spain	43,23	44,38	44,72	47,51	(3,3%)	(6,6%)
International Radio	26,13	27,51	25,71	27,71	1,7%	(0,7%)
Music	4,03	3,38	2,41	3,95	67,3%	(14,6%)
Consolidation adjustments	(1,55)	(1,43)	(1,66)	(1,85)	6,6%	22,9%
Press	**67,90**	**67,44**	**84,39**	**78,53**	**(19,5%)**	**(14,1%)**
El Pais	46,40	46,66	58,68	52,49	(20,9%)	(11,1%)
AS	12,93	12,59	13,96	14,33	(7,4%)	(12,2%)
Cinco Dias	3,13	3,20	3,45	3,55	(9,3%)	(9,9%)
Regional Press/ Dominical	0,00	0,00		0,00	---	---
Magazines	5,83	5,17	6,32	6,32	(7,8%)	(18,3%)
Printing**	2,80	2,74				
Distribution***	0,00	0,00	4,10	4,13	(100,0%)	(100,0%)
Consolidation adjustments	(3,19)	(2,91)	(2,11)	(2,30)	(51,1%)	(26,7%)
Other Expenses	**26,53**	**25,75**	**37,46**	**53,41**	**(29,2%)**	**(51,8%)**
Prisa Brand Solutions	4,77	5,14	7,20	6,96	(33,8%)	(26,1%)
Printing**	0,00	0,00	---	15,72	---	---
Otros****	22,28	20,08	30,26	30,74	(26,4%)	(34,7%)
Consolidation adjustments	**(14,69)**	**194,24**	**(23,47)**	**(31,70)**	**37,4%**	**---**
TOTAL	**656,07**	**864,89**	**596,36**	**632,87**	**10,0%**	**36,7%**

* Prisa TV includes the Pay TV and other related activities

** The printing business is being fully integrated since April, 2012. Since January 2013, it is consolidated in the Press division

*** Distribution is categorized as Discontinued Operations in the Press division since January 2013 .

**** Others include mainly the activities from Head Quarters.

VII.IV. EBITDA

€ Million	2013 Q1	2013 Q2	2012 Q1	2012 Q2	%Chg.2013/2012 Q1	%Chg.2013/2012 Q2
Audiovisual	**19,81**	**27,72**	**30,91**	**72,46**	**(35,9%)**	**(61,7%)**
% margin	**5,8%**	**8,1%**	**10,5%**	**24,2%**		
Prisa TV*	16,65	14,15	26,60	60,07	(37,4%)	(76,4%)
% margin	5,5%	4,8%	10,4%	24,1%		
Media Capital	3,16	13,56	4,31	12,38	(26,6%)	9,5%
% margin	8,1%	28,2%	10,8%	24,3%		
Consolidation Adjustments			0,00	0,00		
Education - Publishing	**62,01**	**10,17**	**69,55**	**13,36**	**(10,8%)**	**(23,9%)**
% margin	**31,0%**	**6,8%**	**36,1%**	**9,4%**		
Spain&Portugal	(18,4)	20,33	(18,18)	14,59	(1,4%)	39,4%
% margin	(337,0%)	36,6%	(248,7%)	30,7%		
Latam&USA	80,44	(10,2)	87,73	(1,23)	(8,3%)	---
% margin	41,3%	(10,8%)	47,4%	(1,3%)		
Radio	**2,45**	**16,53**	**12,20**	**17,81**	**(79,9%)**	**(7,2%)**
% margin	**3,5%**	**19,3%**	**15,4%**	**19,7%**		
Radio in Spain	(3,4)	3,53	6,77	7,27	(150,6%)	(51,5%)
% margin	(9,3%)	7,8%	13,9%	13,9%		
International Radio	6,07	12,10	5,97	10,33	1,7%	17,1%
% margin	19,9%	32,0%	19,9%	28,6%		
Music	(0,2)	0,90	(0,5)	0,19	63,8%	---
% margin	(5,0%)	21,3%	(28,8%)	4,6%		
Press	**2,16**	**6,60**	**5,16**	**7,85**	**(58,2%)**	**(15,9%)**
% margin	**3,2%**	**9,5%**	**6,0%**	**9,5%**		
El Pais	0,88	3,77	2,66	3,63	(67,1%)	3,7%
% margin	1,9%	7,9%	4,5%	6,8%		
AS	1,57	1,67	2,75	3,80	(42,9%)	(56,0%)
% margin	11,0%	12,0%	16,8%	21,4%		
Cinco Dias	0,02	0,42	0,19	0,20	(90,9%)	108,5%
% margin	0,5%	12,6%	5,3%	5,5%		
Magazines	(1,06)	0,004	(0,7)	(0,21)	(48,1%)	101,9%
% margin	(22,5%)	0,1%	(12,9%)	(3,5%)		
Printing**	0,804	0,808				
% margin	29,0%	30,5%				
Distribution***	0,00	0,00	0,16	0,33	(100,0%)	(100,0%)
% margin	---	---	3,9%	7,7%		
Others	**(8,02)**	**(6,52)**	**(12,68)**	**(7,53)**	**36,8%**	**13,4%**
Prisa Brand Solutions	0,33	0,31	(0,53)	(0,28)	160,9%	---
% margin	6,5%	6,1%	(8,2%)	(4,3%)		
Printing**	---	---	---	0,48		
% margin	---	---	---	3,5%		
Others****	(8,34)	(6,83)	(12,15)	(7,73)	31,3%	11,7%
TOTAL	**78,41**	**54,49**	**105,14**	**103,95**	**(25,4%)**	**(47,6%)**
% margin	**11,6%**	**8,4%**	**16,1%**	**16,6%**		

* Prisa TV includes the Pay TV and other related activities

** The printing business is being fully integrated since April, 2012. Since January 2013, it is consolidated in the Press division

*** Distribution is categorized as Discontinued Operations in the Press division since January 2013 .

**** Others include mainly the activities from Head Quarters.

VII.V. EBIT

Millones de euros	2013 T1	2013 T2	2012 T1	2012 T2	%Var. 2013/2012 T1	%Var. 2013/2012 T2
Audiovisual	**(7,2)**	**(0,3)**	**4,16**	**(10,2)**	**---**	**97,0%**
% margen	**(2,1%)**	**(0,1%)**	**1,4%**	**(3,4%)**		
Prisa TV*	(7,80)	(11,43)	2,77	(19,75)	---	42,1%
% margen	(2,6%)	(3,9%)	1,1%	(7,9%)		
Media Capital	0,57	11,12	1,38	9,51	(59,2%)	16,9%
% margen	1,4%	23,1%	3,5%	18,7%		
Ajustes de consolidación			0,00	0,00		
Educación - Editorial	**45,00**	**(11,5)**	**56,02**	**(2,73)**	**(19,7%)**	**---**
% margen	**22,5%**	**(7,6%)**	**29,1%**	**(1,9%)**		
España y Portugal	(20,62)	15,23	(20,05)	10,32	(2,9%)	47,6%
% margen	(377,1%)	27,4%	(274,3%)	21,7%		
Latam y USA	65,62	(26,70)	76,06	(13,05)	(13,7%)	(104,6%)
% margen	33,7%	(28,3%)	41,1%	(13,7%)		
Radio	**(2,3)**	**11,99**	**7,79**	**13,26**	**(129,9%)**	**(9,6%)**
% margen	**(3,4%)**	**14,0%**	**9,9%**	**14,6%**		
Radio España	(6,42)	0,84	4,14	4,69	---	(82,1%)
% margen	(17,4%)	1,9%	8,5%	9,0%		
Radio Internacional	4,34	10,32	4,27	8,47	1,8%	21,9%
% margen	14,3%	27,3%	14,2%	23,4%		
Música	(0,26)	0,83	(0,61)	0,11	58,1%	---
% margen	(6,8%)	19,7%	(34,2%)	2,6%		
Prensa	**(1,2)**	**2,38**	**1,76**	**4,34**	**(168,9%)**	**(45,3%)**
% margen	**(1,8%)**	**3,4%**	**2,0%**	**5,2%**		
El País	(1,27)	1,22	(0,07)	0,89	---	37,6%
% margen	(2,8%)	2,5%	(0,1%)	1,7%		
AS	1,28	1,31	2,38	3,39	(46,2%)	(61,3%)
% margen	9,0%	9,4%	14,6%	19,1%		
Cinco Días	(0,02)	0,14	0,10	0,11	(118,9%)	29,9%
% margen	(0,6%)	4,2%	2,7%	2,9%		
Revistas	(1,12)	(0,09)	(0,81)	(0,30)	(37,8%)	68,1%
% margen	(23,8%)	(1,9%)	(14,7%)	(4,9%)		
Impresión**	(0,03)	(0,09)	---	---		
% margen	(1,1%)	(3,3%)	---	---		
Distribución***	0,00	0,00	0,04	0,18	(100,0%)	(100,0%)
% margen	---	---	0,8%	4,2%		
Otros	**-11,56**	**(217,49)**	**(14,53)**	**(11,48)**	**20,4%**	**---**
Prisa Brand Solutions	0,24	(0,11)	(0,66)	(0,39)	136,1%	71,9%
% margen	4,8%	(2,2%)	(10,1%)	(6,0%)		
Impresión**	---	---	---	(2,02)	---	---
% margen	---	---	---	(14,7%)		
Otros****	(11,80)	(217,38)	(13,87)	(9,07)	14,9%	---
TOTAL	**22,67**	**(214,94)**	**55,20**	**(6,84)**	**(58,9%)**	**---**
% margen	**3,3%**	**(33,1%)**	**8,5%**	**(1,1%)**		

* Prisa TV incluye los datos procedentes tanto del negocio de TV de Pago como de otras actividades relacionadas.
** Impresión se consolida por integración global desde el mes de abril de 2012. Desde enero de 2013 se incluye en la división de Prensa
*** Distribución se clasifica como Operación en Discontinuación en la división de Prensa desde enero de 2013.
*** Incluye fundamentalmente los negocios corporativos.

Appendix VIII. OTHER SIGNIFICANT EVENTS

1) During the first half of 2013, as a result of the partial implementation of **the monetary capital increase**, PRISA increased its capital with 13,057 shares of class A common stock, corresponding to the twenty fifth to thirtieth PRISA warrant exercise periods (exercise of 13,057 warrants at a price of 2 euros per share).

   Also during the first half of 2013, **conversion rights** were exercised to convert a total of 36,015,156 class B shares into an equal number of Class A shares.

   Finally, during the first half of the year, 7,583,860 ordinary A shares were issued, corresponding to the payment of the minimum dividend accrued until the moment in which the B shares were converted.

2) On May 7th 2013, PRISA announced its plan for Prisa Televisión S.A.U. to be absorbed by PRISA (only shareholder), for its approval in the General Shareholder Meeting of 2013. The approval took place on June 22nd and will be effective on August 1sr 2013.

Appendix IX. GROUP STRUCTURE

The Prisa Group's business activities are organized into the following groupings: **Audiovisual**, **Education-Publishing**, **Radio** and **Press.** Its **Digital** activity operates across all of these areas and supports this structure:

Audiovisual	Education	Radio	Press
- Prisa TV - Media Capital[3]	- Education - General Publishing	- Radio in Spain - International Radio - Gran Vía Musical	- El País - As - Cinco Días - Magazines [4][5] - Distribution [1] Dédalo [2]

(1): Since 2013, the **Distribution** business is classified as Discontinued Operations in the Press divisions, whilst in 2012 it was included in the Press Division through Global Consolidation

(2): Additionally, the Printing division, **Dédalo**, since April 1st 2012 was integrated through Global consolidation at Group Level (compared to equity consolidation before April 2012). Since the beginning of 2013 it is integrated in the Press Division

(3): **Media Capital** is included in the Audiovisual division because, although it includes other activities, most of its revenue comes from TVI (free-to-air television) and Plural (audiovisual production).

(4): **Magazines:** since June 1st 2013, Magazines in Portugal are no longer consolidated in the Group.

(5): **Meristation**: Since May 1st 2013, Meristation consolidates at Press unit (Magazines). To this date, consolidates in Digital.

Appendix X. Pro forma reconciliation between EBITDA and EBIT for the first half of 2013 and 2012.

EBITDA as presented here in is an additional measurement of earnings that is not required by IFRS and is not presented in accordance with those standards. For that reason, below is a reconciliation between the EBITDA and the EBIT as required by IFRS:

(Thousands of euros)	JANUARY-JUN	
GRUPO PRISA	**2013**	**2012**
Adjusted EBITDA	**132.902**	**209.084**
Depreciation and amortization charge	(93.717)	(90.198)
Variation in operating allowances	(21.042)	(69.224)
Impairment losses of assets	(2.640)	(1.299)
Impairment losses of goodwill	(207.765)	0
Profit from operations	**(192.262)**	**48.363**
AUDIOVISUAL	**2013**	**2012**
Adjusted EBITDA	**47.528**	**103.365**
Depreciation and amortization charge	(47.429)	(49.734)
Variation in operating allowances	(7.673)	(59.709)
Impairment losses of assets	31	(2)
Impairment losses of goodwill	0	0
Profit from operations	**(7.543)**	**(6.079)**
Prisa TV	**2013**	**2012**
Adjusted EBITDA	**30.803**	**86.674**
Depreciation and amortization charge	(42.520)	(44.050)
Variation in operating allowances	(7.571)	(59.597)
Impairment losses of assets	59	0
Impairment losses of goodwill	0	0
Profit from operations	**(19.229)**	**(16.973)**
Media Capital	**2013**	**2012**
Adjusted EBITDA	**16.725**	**16.691**
Depreciation and amortization charge	(4.909)	(5.684)
Variation in operating allowances	(102)	(112)
Impairment losses of assets	(28)	(2)
Impairment losses of goodwill	0	0
Profit from operations	**11.686**	**10.894**
Other	**2013**	**2012**
Adjusted EBITDA	**0**	**0**
Depreciation and amortization charge	0	0
Variation in operating allowances	0	0
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**0**	**0**

(Thousands of euros) JANUARY-JUN

EDUCATION	2013	2012
Adjusted EBITDA	**72.177**	**82.916**
Depreciation and amortization charge	(28.788)	(22.646)
Variation in operating allowances	(8.240)	(5.688)
Impairment losses of assets	(1.621)	(1.295)
Impairment losses of goodwill	0	0
Profit from operations	**33.528**	**53.287**

RADIO	2013	2012
Adjusted EBITDA	**18.980**	**30.008**
Depreciation and amortization charge	(6.740)	(6.860)
Variation in operating allowances	(2.583)	(2.092)
Impairment losses of assets	0	(1)
Impairment losses of goodwill	0	0
Profit from operations	**9.657**	**21.055**

Radio in Spain	2013	2012
Adjusted EBITDA	101	**14.037**
Depreciation and amortization charge	(4.242)	(4.201)
Variation in operating allowances	(1.437)	(1.008)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**(5.578)**	**8.828**

International Radio	2013	2012
Adjusted EBITDA	**18.170**	**16.299**
Depreciation and amortization charge	(2.357)	(2.472)
Variation in operating allowances	(1.151)	(1.093)
Impairment losses of assets	0	(1)
Impairment losses of goodwill	0	0
Profit from operations	**14.662**	**12.733**

Other	2013	2012
Adjusted EBITDA	**709**	**(328)**
Depreciation and amortization charge	(141)	(187)
Variation in operating allowances	5	9
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**573**	**(506)**

(Thousands of euros)

	JANUARY-JUN	
PRESS	**2013**	**2012**
Adjusted EBITDA	**8.758**	**13.011**
Depreciation and amortization charge	(5.121)	(5.004)
Variation in operating allowances	(2.474)	(1.901)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**1.163**	**6.106**

El País	2013	2012
Adjusted EBITDA	**4.645**	**6.292**
Depreciation and amortization charge	(3.071)	(4.210)
Variation in operating allowances	(1.629)	(1.264)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**(55)**	**818**

AS	2013	2012
Adjusted EBITDA	**3.238**	**6.545**
Depreciation and amortization charge	(198)	(340)
Variation in operating allowances	(446)	(434)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**2.594**	**5.771**

Cinco Días	2013	2012
Adjusted EBITDA	**436**	**387**
Depreciation and amortization charge	(62)	(155)
Variation in operating allowances	(253)	(30)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**121**	**202**

Distribution(*)	2013	2012
Adjusted EBITDA	**0**	**496**
Depreciation and amortization charge	0	(226)
Variation in operating allowances	0	(55)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**0**	**215**

Other	2013	2012
Adjusted EBITDA	**439**	**(709)**
Depreciation and amortization charge	(1.790)	(73)
Variation in operating allowances	(146)	(118)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**(1.497)**	**(900)**

OTHER	**2013**	**2012**
Adjusted EBITDA	**(14.541)**	**(20.216)**
Depreciation and amortization charge	(5.639)	(5.954)
Variation in operating allowances	(72)	166
Impairment losses of assets	(1.050)	(1)
Impairment losses of goodwill	(207.765)	0
Profit from operations	**(229.067)**	**(26.005)**